Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin Stock Exchange

October 25, 2005

LVFH Signs Exclusive Title Sponsorship with the Heartland Poker Tour and advises it will hold analyst /shareholder conference call to discuss its 2005 third quarter financial results

Vancouver, British Columbia, October 25, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”). The Company is pleased to announce that it has entered into an Exclusive Title Sponsorship with the Heartland Poker Tour (“HPT”) for 52 weeks. The HPT is a weekly televised poker tour series that takes place at several Casino venues in the Midwest United States and is currently being broadcasted primarily throughout the region. To learn more about the HPT and some of the participating Casinos and TV stations broadcasting the show, please visit www.heartlandpokertour.com.

Similar to other televised poker tour shows where the final table of each event will be televised         , players will have the opportunity to either “buy in” or qualify for entry through the Company’s www.actionpoker.com website or any of the Company’s other licensee’s websites within the overall Action Poker Network. Furthermore, in addition to having Product Exclusivity, multiple “ActionPoker” commercials and billboard title sponsorships airing in each episode, there will be many other promotional features where the ActionPoker brand will be integrated within the actual show.

President & CEO Jake Kalpakian states, “We are thrilled at being the Exclusive Title Sponsor for the HPT. It’s another strategic component in our overall plan to market our ActionPoker brand and become more visible in the United States. Because of the special localized nature of this tournament series, it allows us to target market and brand ourselves in a particular geographic region, the US Midwest, and then continue in building a national marketing campaign. This compliments our strategy in Southern California where we again focus on a target market and then expand with a national marketing campaign after building a core constituency of players.”

Mr. Kalpakian continues, “Another intangible benefit that should not be overlooked will be the constant branding and visibility the Company’s ActionPoker website will have with tournament players at the local Casinos through direct grassroots marketing by the producers and commentators of the actual T.V. show. We believe “good old fashioned meet and greet handshake marketing” with the players at the Casinos by the principals of HPT will go a long way in building goodwill and stimulate even greater interest and trust in the ActionPoker brand.”

Mr. Kalpakian further adds, “The HPT is just of one of many marketing concepts we will be deploying in the future to continue fueling our steady growth. Although the summer in general is usually considered a slower time in the Internet Gaming Industry, we experienced healthy growth in our Real Money business and look to continue building upon our positive momentum with several eye-catching marketing initiatives in the near future.”

In addition, Jake Kalpakian, President and CEO of LVFH, cordially invites you to participate in the Company’s analyst/shareholder conference call to be held on Thursday, November 17, 2005 at 5:00 pm (Toronto time). Management will review the financial results for the 2005 third quarter and discuss recent developments, to be followed by a question and answer period. The Company is pleased to announce that on the afternoon of November 17th, 2005, at 4:00 pm the Company will release its financial results for the third quarter period ended September 30, 2005.

Conference Call:

Date:	Thursday, November 17 2005

Time:	5:00 pm (Toronto time)

Local/Intl dial in number:	(416) 642-5212

Toll Free – North America:	1 (866) 321-6651

To participate in the call, please dial (416) 642-5212 or 1 (866) 321-6651 five to ten minutes prior to the 5:00 pm start of the teleconference call. This conference call will be recorded and made available for replay on November 18, 2005 at noon (Toronto time) after the completion of the call, up until midnight November 24th, 2005. To listen to the replay, please dial (402) 220-7731 or 1 (800) 766-0969, and enter pass code 1749560. In addition and after November 22, 2005, you may access the audio recording by visiting www.lvfh.com and clicking on Investor Information.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

Forward Looking Statements

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.